SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-C

             Report by Issuer of Securities Quoted on NASDAQ

                      Interdealer Quotation System
              Filed pursuant to Section 13 or 15(d) of the
             Securities Exchange Act of 1934 and Rule 13a-17
                          or 15d-17 thereunder

                    CURTIS MATHES HOLDING CORPORATION
             (Exact name of issuer as specified in charter)
                           10911 Petal Street
                           Dallas, Texas 75238
                (Address of principal executive offices)

Issuer's telephone number, including area code:  (214) 503-8880

               I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Shares, $.01 Par
2.   Number of shares outstanding before the change: 29,048,998
3.   Number of shares outstanding after the change:  30,581,604
4.   Effective date of change: December 20, 1996
5.   Method of change:
     Specify    method   (such   as   merger,   acquisition,   exchange,
distribution,  stock  split,  reverse  split,  acquisition  of stock for
treasury, etc.):    Distribution.
     Give brief description of transaction: Issued 118,550 shares in conversion of Series H Preferred Stock; Issued 1,154,132 shares in conversion of Series I Preferred Stock; and Issued 259,924 shares in conversion of Series J Preferred Stock.

Date:     January 6, 1997
                              /s/ Billy J. Robinson
                              Billy J. Robinson, Secretary
                              (Officer's signature and title)